Exhibit 15.4

EUROPE-LEGAL-286374707/1 106322-0213 AstraZeneca PLC Legal & Secretary’s Department 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA For the attention of Adrian Kemp By email & by post Dear Ladies and Gentlemen BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2023 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 230 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2023 (the “Annual Report”) annexed as Annex A, each of which is incorporated by reference in the registration statement No. 333-253315 on Form F-4 for AstraZeneca, in the registration statement No. 333-256406 for AstraZeneca on Form F-3, and in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca. Our authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website; 2) AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

EUROPE-LEGAL-286374707/1 106322-0213 Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca. Very truly yours, /s/ David Murray Name: David Murray Title: Sustainability Services Manager For and on behalf of Bureau Veritas U.K. Ltd ACCEPTED AND AGREED This 20 day of February 2024 AstraZeneca PLC /s/ Adrian C N Kemp Name: Adrian C N Kemp Title: Company Secretary

Strategic Report Corporate Governance Financial Statements Additional Information

AstraZeneca at a Glance

We are a global, science-led, patient-focused pharmaceutical business. We are dedicated to transforming the future of healthcare by unlocking the power of what science can do for people, society and the planet.

Our strategic priorities

Our priorities reflect how we are working to deliver our Growth Through Innovation strategy and achieve our Purpose of pushing the boundaries of science to deliver life-changing medicines.

1. Science and Innovation
2. Growth and Therapy Area Leadership
3. People and Sustainability

Science and innovation-led

We use our distinctive scientific capabilities to deliver a pipeline of life-changing medicines.

178 projects in our development pipeline[1]

17 new molecular entities (NMEs) in our late-stage pipeline

123 NME or major life-cycle management (LCM) projects in Phase II and Phase III

[1] Includes NME and major LCM projects up to launch in all applicable major markets.

Leading in our Therapy Areas

We are focused on areas where we can make the most meaningful difference to patients.

Therapy Areas

Oncology
BioPharmaceuticals
Rare Disease

Total Revenue[2]

$45.8bn


2023 $45.8bn
2022 $44.4bn
2021 $37.4bn

[2] Total Revenue includes revenues from Other Medicines.

Diversified portfolio and global reach

With a focus on patients, we have a global reach and a diversified portfolio of medicines across primary care, specialty care and rare diseases.

Total Revenue by Therapy Area



- Oncology 40%
- BioPharmaceuticals 40%
- Rare Disease 17%
- Other Medicines 3%

Total Revenue by reporting region



- US 42%
- Emerging Markets 26%
- Europe 21%
- Established Rest of World 11%

Positively impacting people, society and the planet EV

We are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet.

66.4m people reached by our access to healthcare programmes

67.6% reduction in Scope 1 and 2 GHG emissions since 2015

MSCI ESG RATINGS AA

Rating of AA in the MSCI ESG Ratings assessment

Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Top 20% of 2,500 of the world's largest companies and Europe Index constituent

AstraZeneca at a Glance AstraZeneca Annual Report & Form 20-F Information 2023 5

Strategic Report Corporate Governance Financial Statements Additional Information

People and Sustainability

Our focus areas

- > Maintaining employee engagement by continuing to make AstraZeneca a great place to work.
- > Focusing on delivering our inclusion and diversity strategy, and learning and development programmes.
- > Ensuring we operate in the smartest way and increase the speed of delivery of medicines to patients through our business transformation programmes.
- > Playing our part in protecting the planet by realising our ambition to become carbon negative for all residual emissions from 2030.
- > Leading the way in our efforts to improve access to healthcare and build health system resilience.
- > Harnessing the power of science and innovation in ways that positively impact patients, healthcare systems and the environment.
- > Advancing our sustainability priorities, particularly health equity and health system resilience, as well as addressing the effects of the twin climate and nature crises and the impact on global health and healthcare.

How our strategy responds to global trends

To ensure we are able to deliver our strategy, build trust in AstraZeneca and contribute to the health of society and the planet, we are:

- > Creating an inclusive and equitable environment where people belong, using our diversity as a competitive advantage.
- > Fostering a culture of lifelong learning, strengthening and evolving our capabilities, and instilling confidence to challenge convention and explore possibilities.
- > Simplifying the way we work, driving productivity, and optimising digital and technology to deliver a better experience for our people and better outcomes for patients.
- > Working towards a future where all people have access to affordable, sustainable and innovative healthcare.
- > Playing our part in protecting the planet by reducing GHG emissions from our global operations and fleet by 98% by 2026 and halving our entire value chain footprint by 2030.
- > Empowering employees through our Code of Ethics to make decisions in the best interests of the Group and society.

"We're unlocking the power of what science can do for people, society and the planet."

How we progressed in 2023

- > We continued to invest in our people to ensure we recruit, retain and develop a talented workforce.
- > In 2023, we delivered a strong performance across the key priorities of our People and Sustainability strategy pillar.
- > We continued to score highly in our Pulse surveys for questions relating to our Purpose, direction, patient centricity and employee commitment to our success.
- > We demonstrated our continued commitment to investing in global collaborations, Group initiatives, and local partnerships to strengthen health systems.
- > We maintained a leading role in industry efforts to address the effects of climate change on our planet and accelerate the delivery of net-zero healthcare, while improving health outcomes and reducing our environmental impact.
- > Our Ambition Zero Carbon strategy delivered further reductions in our GHG emissions across our value chain – Scopes 1, 2 and 3 – and we are on track with our environmental commitments.

2030 Bold Ambition workstreams

Accelerating thinking around our initiatives, exploring new ones and identifying the best ways to grow the business:

- > Employee experience – being a great place to work, where people feel a sense of community, collaboration and purpose.
- > Sustainability – going 'beyond climate' to drive a nature restoration approach to all we do, while ensuring that the most vulnerable people in society have access to our medicines.
- > Technology – identifying, prioritising and adopting leading-edge technologies, while upskilling and empowering our people to drive productivity.
- > Axial project – rethinking how we manage our supply chains, manufacturing, customer experience, financial reporting, financial planning and people management.
- > Business transformation – smarter, more innovative ways of working and exploring how we can become more productive.

Key Performance Indicators BV

Our People and Sustainability strategy is built around two priorities: Contribution to the enterprise and Contribution to society.

Our Contribution to the enterprise KPI is based on our Pulse survey measure of those employees who believe that AstraZeneca is a great place to work.

Our Contribution to society KPI is based on our sustainability scorecard. Ratings for this KPI reflect our success in achieving our sustainability goals.

Our 2023 scorecard is based on nine focus areas that guide our sustainability strategy and show where we can have the most positive impact. These are detailed in our Sustainability Report: www.astrazeneca.com/sustainability.

Employee belief that AstraZeneca is a great place to work[1]

86%

2023	86%
2022	86%
2021	85%

[1] Source: November Pulse survey for each year.

Sustainability scorecard performance[2]

25/27 (Green)

Green / Amber / Red

2023	25/27	Green
2022	7/9	Green
2021	10/12	Green

[2] In 2023, we assessed our performance against 27 publicly available targets across our three integrated sustainability priority pillars. At least 90% of targets need to be 'on plan' to achieve a scorecard rating of green; at least 70% for amber; and red signifies any percentage below this.

For more information, see People and Sustainability from page 46.

For more information on our KPIs, including definitions, methodology and restatements, see our Sustainability Data Summary at www.astrazeneca.com/sustainability.

Our Strategy and Key Performance Indicators AstraZeneca Annual Report & Form 20-F Information 2023 15

Science and Innovation Research use of human biological samples and genomic information We use human biological samples and genomic information for research into better understanding of diseases, improved diagnosis, and other healthcare improvements, as well as for the research and development of new medicines. We are committed to minimising the use of human foetal tissue (hFT) through scientific advancements. Permission is granted only when no other scientifically reasonable alternative is available, or there is a regulatory requirement. There were two new hFT approvals in 2023. To date, eight projects using hFT have been approved, and three projects are ongoing. Animals in research Animal studies remain a small, but necessary part of discovering, developing and licensing life-changing medicines. AstraZeneca is committed to the 3Rs (Replacement, Reduction and Refinement of animals in research) and has programmes to accelerate the development of new approach methodologies, which have potential to reduce and eventually replace the need for animals. We focus on robust experimental design and analysis to ensure the fewest animals are needed to achieve scientific objectives, with our scientists refining procedures and applying high standards of animal care. Animals were needed for in-house studies 122,768 times in 2023 (100,803 in 2022), and on our behalf in contract research studies 59,690 times (53,377¹ in 2022). In total, over 97% were rodents or fish, with the majority being mice (84%). The remainder is made up of rabbits, camelids, ferrets, dogs, pigs, non-human primates, chickens and sheep. Dogs and non-human primates make up less than 1% of the total. AstraZeneca does not conduct research using wild-caught non-human primates or great ape species. AstraZeneca is committed to transparency and is signatory to the Concordat on Openness on Animal Research (UK), the Openness Agreement on Animal Research and Teaching (Australia/New Zealand) and is contributing to the U.S. Animal Research Openness Initiative. AstraZeneca has an animal welfare assurance programme that ensures research conducted by third parties meets our high standards. Clinical trial transparency We believe that transparency enhances the understanding of how our medicines work, which benefits patients. We publish information about our clinical research, as well as the registration and results of all our interventional clinical trials and most non-interventional trials for all products – regardless of whether the results are favourable. This includes completed trials for marketed medicines, drugs in development and drugs where development has been discontinued. As of 31 December 2023, AstraZeneca had: > Shared anonymised individual patient-level data from 270 unique studies. > Responded to 364 requests from external researchers using our portal, www.vivli.org, and/or scientific collaborations, for our clinical data and reports to support their research. > Published 23 Anonymised Clinical Document Packages. > Published 401 Trial Result Summaries in accessible language and translated these into 63 languages for all study sites on the industry-wide portal www.trialsummaries.com. Bioethics ‘Bioethics’ means ethical issues arising from the study and practice of biological and medical science. Our key principles are set out in our Global Standard. BV For more information, see www.astrazeneca.com/ sustainability/resources.html. Business Review continued Driving innovation in clinical trials We are pioneering new approaches to clinical trials. By integrating data science, digital health technology and AI, we focus on clinical innovation to transform study design, improve patient outcomes, accelerate timelines, reduce burdens on patients and trial teams, and improve environmental sustainability. 1 2022 data has been restated due to system error causing figures to be overstated. 36 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Established Rest of World (RoW) Established RoW comprises Japan, Canada, Australia and New Zealand. In 2023, Total Revenue decreased by 14% (8% at CER) to $5,099 million, with sales in Japan down 10% (3% at CER) to $3,705 million. Emerging Markets With Total Revenue of $12,025 million, up 2% (9% at CER), AstraZeneca was the second-largest multinational pharmaceutical company, as measured by prescription sales, and the fifth fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2023. In China, AstraZeneca is the largest pharmaceutical company in the hospital sector, as measured by sales value. In 2023, Total Revenue increased by 1% at actual rate of exchange (7% at CER) to $5,876 million (2022: $5,792 million). Roxadustat and Lokelma were renewed in the National Reimbursement Drug List (NRDL) and Xigduo, Tagrisso (ADAURA), Lynparza (PAOLA-1), Calquence, Soliris and Koselugo achieved listing for the first time. Since the implementation of VBP, several AstraZeneca brands have been impacted. In the most recent cycles of VBP implementation, Faslodex and Plendil were included. Additional AstraZeneca brands are expected to be included in future VBP cycles. There was some impact on demand in the second half of the year, mainly with oncology products, following the government anti-corruption campaign announced in July 2023. We were shocked following the Russian invasion of Ukraine in February 2022 and, since then, have provided practical support to ensure the safety, health and wellbeing of our employees. As a healthcare business, we are doing everything possible to ensure medical supply chains continue to operate and that patients in both countries are able to access our medicines, while complying with sanctions imposed on Russia. Healthcare in low- and middle-income countries BV AstraZeneca is committed to building resilient and sustainable health systems and improving equitable access to healthcare. By working collaboratively, we remove barriers to care and support the development and delivery of healthcare, particularly in low- and middle-income countries. We also adapt our programmes to suit local health systems and communities, contributing to health system capacity and resilience through training, education, prevention and early detection and diagnosis. AstraZeneca in Japan We are the second-largest prescription-based pharmaceutical manufacturer with a 6.1% value market share of Innovative Branded pharmaceutical sales by value, and have gained recognition as being a great place to work by the Great Place to Work Institute. Pricing and value of our medicines Increasing demand for healthcare means increasing pressure on health system budgets. This shift results in price and reimbursement restrictions in many markets. These pressures also result in movement from primary to speciality care, including rare diseases, which comprise a growing share of our portfolio. This pricing pressure, coupled with higher rates of inflation, means that we are unable to pass on the full impact of price increases. Pricing for our medicines seeks to reflect the value they bring to patients, payers and society, and the significant investment required for targeted treatment options. In our discussions with national, regional and local stakeholders, we base our pricing policies on four principles: sustainability, value, access and flexibility. We collaborate with payers to conclude innovative outcomes and value-based reimbursement models that improve patient outcomes and enable access to medicines across key therapeutic areas and geographic regions. We also offer a number of patient assistance programmes that help increase patients’ access to medicines and/or healthcare by reducing their cost burden. Responsible sales and marketing BV As outlined in the Code of Ethics on page 49, we are committed to high ethical standards. Our compliance professionals advise on, and monitor, adherence to our Code and policies, and work with local staff to ensure we meet our ethical standards. Nominated signatories review product promotional materials and activities to ensure compliance with applicable regulations and codes of practice, and that information is accurate and balanced. Group Internal Audit conducts audits of selected marketing companies. In 2023, we identified four confirmed external breaches across our Commercial business (2022: 10). There were 3,758 instances (instances can involve multiple people) of employee and third-party non-compliance with our policies (2022: 2,872). A total of 296 employees and third parties were removed from their role as a result of a breach (2022: 147) and 2,968 received warnings (2022: 3,326). We brief our Audit Committee quarterly on breach statistics, serious incidents and corresponding remediation. Breaches primarily consist of low-impact incidents. We continue to foster a culture where employees can speak their minds, with strong first-line oversight (and related reporting) as well as targeted second-line monitoring to identify concerns early, and use learnings to improve our programme. Anti-bribery and anti-corruption BV We do not tolerate bribery or any other form of corruption. Preventing bribery and corruption are a focus of our third-party risk management and due diligence processes, as well as our monitoring and audit programmes. We reinforce our commitment to ethical business conduct through our annual Code of Ethics training, which is delivered to all employees and relevant third parties. For more information, see Access to healthcare from page 47. For more information on our pricing policies, see our Sustainability Report on our website, www.astrazeneca.com/ sustainability. Business Review / Growth and Therapy Area Leadership AstraZeneca Annual Report & Form 20-F Information 2023 39 Strategic Report Corporate Governance Financial Statements Additional Information

Operations Our manufacturing and supply function continued to support our growth and pipeline, demonstrating excellence in product launches, quality and supply, with focus on progressive, sustainable processes. In 2023, we made strong progress against our Operations 2025 strategy, focused on scaling our capabilities to support business growth, leveraging the benefits of new manufacturing technology and digital innovation: > Delivered 282 launches across major markets. > Progressed our investments in manufacturing technologies, new modalities and digital innovations. > Five sites within the network – Nijmegen, Cairo, Cikarang, Lomas Verdes and Cotia – have delivered a 98% reduction in Scope 1 and Scope 2 GHG emissions (from 2015 baseline) measured against science-based targets. Ensuring quality and compliance As outlined in our Code of Ethics on page 49, we are committed to high ethical standards. As members of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA) and the European Federation of Pharmaceutical Industries and Associations (EFPIA), we adhere to their codes. Managing our supply chain During 2023, the world environment continued to be volatile and uncertain. The geopolitical events, trade sanctions, regulatory changes and high inflation are types of challenges that continue to require rapid operational responses. We continued to successfully meet our responsibilities to patients ensuring supply of our life-saving medicines with robust supply chain operations and reduced end-to-end supply lead times. We delivered increased demand and growth opportunities with flexibility and agility. As the regulatory environment evolves post COVID-19, AstraZeneca continues to deliver industry-leading quality performance. FDA recall data from 2020 to 2023 showed that AstraZeneca had zero recalls during this period. Supply chain finance AstraZeneca has a supply chain finance programme to support the cash flow of our external supply base. The programme is managed by Taulia Inc. (with funding provided by some of the Group’s relationship banks) and provides suppliers with visibility of invoices and payment dates via a dedicated platform. Suppliers can access this platform free of charge and have flexibility to select individual invoices for early payment. On election of an early payment, a charge is incurred by the supplier based on the period of acceleration, central bank interest rate and the rate agreed between Taulia Inc. and each supplier. All early payments are processed by the funders and AstraZeneca settles the original invoice amount with the funders at maturity of the original invoice due date. The programme operates in the US, UK, Sweden and Germany. As at 31 December 2023, the programme had 432 suppliers enrolled and a potential early payment balance of $112 million. We have a separate programme in China with 29 suppliers enrolled and a potential early payment balance of $11 million. Responsible supply chain BV All employees and contractors who source goods and services on behalf of AstraZeneca are expected to follow our Global Standard for Procuring Goods and Services. Through assessments and improvement programmes, including our third-party risk management system, we monitor supplier compliance with our published Global Standard on Expectations of Third Parties and Code of Ethics. In 2023, we conducted 47 audits (2022: 42) on high-risk commercial suppliers (external manufacturing partners) to ensure appropriate practices and controls. Of these, 50% fully met our expectations while 45% had improvement plans for minor instances of non-compliance. There were two audits indicating a high risk to AstraZeneca and action has been taken to mitigate these supply and/or reputational risks. We also use EcoVadis scores to assess and improve supplier sustainability performance. Our Sustainable Procurement Programme embeds responsible sourcing practices and promotes ethical behaviour, aiming to achieve 100% ethical spend with suppliers who share our Values. This fosters their progress on sustainability, enables us to innovate together and accelerates supplier diversity. Our Supplier Diversity Programme maximises opportunities for small and diverse businesses to be part of our value chain and supports their growth. In 2023, we reached our ambition to have active supplier diversity programmes in 10 countries outside the US by 2025, with Switzerland, Ireland and Canada joining Brazil, South Africa, the UK, Australia, New Zealand, Poland and Sweden. Global manufacturing capability Our principal tablet and capsule formulation and packing sites are in the UK, Sweden, China, Puerto Rico and the US, with local supply sites in Egypt, India, Japan and Russia, and regional supply sites in Brazil, Indonesia, France and Mexico. We also have major formulation sites for the global supply of parenteral and/or inhalation products in the US, Sweden, France, Australia and the UK. Most of the manufacture of active pharmaceutical ingredients (APIs) is delivered through the efficient use of external sourcing that is complemented by internal capabilities. For biologics, our principal commercial manufacturing facilities are in the US, Sweden, the UK and the Netherlands. Our network contains capabilities in process development, drug substance, drug product manufacturing and distribution, including global supply of mAbs and influenza vaccines. In January 2023, we finalised the sale of our West Chester site in Ohio, US, to National Resilience, Inc. This enabled the continued supply of AstraZeneca medicines produced at the site to patients, as well as continued employment for more than 500 people working at the site. We continue to pursue growth opportunities in China. In March 2023, we announced plans for a new facility in Qingdao to manufacture pressurised metered-dose inhalers (pMDIs) for respiratory products. In May 2023, AstraZeneca leased a facility in Rockville, Maryland, US. This facility will be fitted out for cell therapy manufacture to support clinical and commercial supply. In October 2023, we announced our intent to exit our supply site in Bangalore, India. Alexion has internal manufacturing facilities and also works with third-party contract manufacturers to supply clinical and commercial quantities of our products and product candidates. Our internal manufacturing capability includes a fill/finish facility at our Athlone site and a packaging and labelling facility at our Dublin site. Our drug substance manufacturing capabilities are shared between Athlone and Dublin and we have a large-scale drug substance facility in Dublin. At the end of 2023, we employed 15,609 people at 27 Operations sites in 16 countries. Growth and Therapy Area Leadership 40 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report Business Review continued

Strategic Report Corporate Governance Financial Statements Additional Information

People and Sustainability

Summary and performance indicators

Our success depends on recruiting, retaining and developing talented people while operating in a responsible and sustainable way.

Our performance in 2023 BV

- Fully integrated Alexion employees.
- Hired 25,660 employees (7,727 internal and 17,933 external).
- 5,290 of these hires were a direct result of our employee referral scheme.
- 4,401 employees attended a development programme (an increase in participation of 9% since 2022).
- 50.1% of our senior middle management roles are filled by women.
- Announced three ground-breaking renewable energy initiatives.
- Reached 66.4 million people through our flagship access to healthcare programmes.
- Published 2023 Partnership for Health System Sustainability and Resilience (PHSSR) Summary Report and expanded the programme in Asia-Pacific.
- Reduced Scope 1 and 2 GHG emissions by 67.6% from 2015 baseline year.
- Raised AZ Forest commitment to 200 million trees planted and stewarded by 2030 (from 50 million by 2025).

Performance indicators BV

People – Contribution to the enterprise

This priority is built on three pillars: performing as an enterprise team, commitment to lifelong learning and development, and being champions of inclusion and diversity.

Performing as an enterprise team[1]

76%

2023	76%
2022	77%
2021	78%

[1] Source: November Pulse full census survey for each year, based on the percentage of favourable responses to the statement 'Based on my experience, I believe there is effective collaboration between teams across AstraZeneca'.

Building a culture of lifelong learning and development[2]

88%

2023	88%
2022	89%
2021	88%

[2] Source: November Pulse full census survey for each year, based on the percentage of favourable responses to the statement 'In the last 12 months, I have improved my existing skills, or learned new skills, or had a development opportunity'.

Being champions of inclusion and diversity[3]

50.1%

2023	50.1%
2022	49.5%
2021	48.1%

[3] Female representation in senior middle management roles and above (F+, the most senior 16% of the employee population).

Performance indicators BV

Sustainability – Contribution to society

We are tackling some of the biggest issues of our time, from climate change to access to healthcare and disease prevention.

Ambition Zero Carbon (Scope 1 and 2)[1]

-67.6%

2023	-67.6%
2022	-58.7%
2021	-58.0%

[1] Reduction of Scope 1 and 2 GHG emissions from 2015 baseline year. The data for 2021 and 2022 has been restated due to a site divestment and change in methodology.

% Speak up culture[2]

83%

2023	83%
2022	83%
2021	83%

[2] Based on internal survey which asked all AstraZeneca employees if they felt comfortable to speak up/speak my mind and express my opinion at work.

People reached by our access to healthcare programmes[3]

66.4m

2023	66.4m
2022	44.6m
2021	31.7m

[3] Cumulative data including current and historical programmes: Healthy Heart Africa, Young Health Programme, Healthy Lung and Phakamisa.

For more information, see People from page 44 and Sustainability from page 46.

Business Review / People and Sustainability AstraZeneca Annual Report & Form 20-F Information 2023 43

everyone feels valued and respected because of their individual abilities and perspectives. In 2023, our I&D efforts earned recognition externally. We were featured in: > Forbes World’s Top Companies for Women > Forbes World’s Best Employers > Financial Times, Diversity Leaders > Diversity Inc. Top 50 Companies for Diversity (US) > TIME World’s Best Companies. Human rights BV Our human rights principles support the basic rights of all people, such as the right to health, freedom from slavery, and privacy. Our Code of Ethics, Human Rights Statement and Expectations of Third Parties commit us to respecting and promoting international human rights, both within our own operations but also our wider spheres of influence. This includes working only with third parties who share our approach. To that end, we integrate human rights considerations into our processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our value chains, or any part of our business. Our human rights policies are designed to ensure we consider the impact of our operations including our interactions with third parties on human rights. The output of our work to mitigate human rights risks is detailed in our Modern Slavery Statement which is published annually. We provide assurance annually to the Audit Committee. Employee relations BV Our Employee Relations function takes a global approach to employment principles and standards, local laws and good practice. Our ambition is to build a positive and safe working environment for employees through global policies and processes. To achieve this, our Employee Relations function works in partnership with Legal, Compliance, HR and Employee Representative groups, such as the European Consultation Committee, works councils and unions. According to our biennial Human Rights survey, the most recent of which was carried out in 2022, 45% of our countries have a relationship with trade unions. Champions of inclusion and diversity Our global commitment to inclusion and diversity (I&D) is woven into everything we do, and is reflected in our Values and the behaviours that underpin them. Women comprise 53.9% (approximately 47,800) of our global workforce. At the end of 2023, there were six women on our Board (46.2% of the total). Following the retirement of Katarina Ageborg in January 2023 and the appointment of Sharon Barr as Executive Vice-President, BioPharmaceuticals R&D in August 2023, five out of 12 SET members (41.7%) were women at the end of the year. Mene Pangalos will be retiring in early 2024. Our employees represent a diverse range of backgrounds, coming from 179 countries. In 2023, to promote inclusion and diversity, we have established the Global Inclusion and Diversity Ambassador Group, which is led by senior leaders and sponsored by our CEO. This group reflects the diversity of our global workforce and organisational structure. They are responsible for collaborating with local leaders to customise approaches that address local needs and drive progress towards our global inclusion and diversity commitments. Our Board of Directors and the SET conduct biannual and quarterly reviews, respectively, of our workforce composition, covering gender, ethnicity and age representation. In the US, where we have more comprehensive data available, 36.7% of our workforce identify as an ethnic minority (2022: 35.7%). In 2023, we rolled out pay equity training to all line managers of US-based employees to ensure equitable reward and compensation. We are committed to hiring and promoting talent ethically and in compliance with applicable laws. Our Code of Ethics (the Code) and its supporting Standards are designed to help protect against unlawful discrimination on any grounds, including disability. The Code covers recruitment and selection, performance management, career development and promotion, transfer, training (including, if needed, for people who have become disabled), and reward. AstraZeneca embraces the cognitive differences of neurodivergent employees and supports employees with both seen and unseen disabilities in line with their country-specific laws and regulations. Where risk assessments can be performed, we will consider accommodating adjustments to the working environment that support an inclusive and safe workplace. Our Global Standard for Inclusion and Diversity sets out how we foster an inclusive and diverse workforce where Of those countries that do not have a relationship with trade unions, 95% of them have established arrangements to engage similarly with their workforce. Workforce safety and health BV We are committed to providing a safe and healthy working environment for our employees and partners. Our Global Safety, Health and Environment (SHE) Standard describes our commitment to, management of, and accountability for SHE. We set and monitor our safety and health targets to support our workforce and aim to achieve the highest performance standards. Our work-related injury rate reduced by 59.6% from the 2015 baseline. AstraZeneca responded to an increasing collision trend in 2022 by developing a safe driving campaign and training endorsed by the Commercial SHE Executive Committee. This campaign continued into 2023 and has shown a positive impact on collisions per million kilometres (CPMK). In 2023, the CPMK was 1.96, exceeding the 2.5 target for the year and on course to meet or exceed the target for 2025 of 1.90. For more information on our standards and Code of Ethics and for our full statement detailing how we work to mitigate the risks of modern slavery, see our website, www.astrazeneca.com/ sustainability/resources.html. Business Review / People and Sustainability AstraZeneca Annual Report & Form 20-F Information 2023 45 Strategic Report Corporate Governance Financial Statements Additional Information

Business Review
continued

People and Sustainability

Sustainability

BV

Sustainability at AstraZeneca means harnessing the power of science and innovation, and our global reach, to build a healthy future for people, society and the planet.



Driving emissions reductions with clean heat and renewable energy
The research, development and production of medicines is an energy intensive process. We are decarbonising our operations as we transition to net zero: in the UK and in the US, we will use renewable natural gas, or biomethane, to supply clean heat to our sites.

Overview
We seek to create value beyond the impact of our medicines by embedding sustainability into everything we do – from the lab to the patient – and by supporting health system resilience to make sustainable healthcare available to all.

During 2023, we were recognised for our efforts across all our sustainability priorities, including:

> AstraZeneca received a rating of AA (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment.
> Included in Dow Jones Sustainability Index Top 20% of 2,500 of the world's largest companies and in Europe Index.
> Listed in Financial Times European Climate Leaders for the third consecutive year.
> Included in Forbes World's Top Companies for Women.

Our approach to sustainability
Our Purpose to push the boundaries of science to deliver life-changing medicines is underpinned by our commitment to contribute sustainably to people, society and the planet. As a global business, we are playing our part by operating ethically and responsibly, and helping tackle the biggest challenges of our time, including climate change, biodiversity loss and global health equity. These challenges are interdependent and require collaboration to be successfully addressed, implementing a variety of approaches across a network of relationships. By working together to find science-based solutions, we believe we can drive real change and build a better future.

Governance
Our sustainability strategy is developed by the SET, which reviews our sustainability scorecard quarterly, and is approved by the Board. Our Board Sustainability Committee monitors the execution of the sustainability strategy, overseeing the communication of our activities with stakeholders, and providing input to the Board and other Board Committees as required.

Benchmarking and assurance
We contribute to key global environmental, social and governance (ESG) performance evaluations, recognising the value of independent third-party assessment and insights. Our performance is also assessed independently based on the information and data we make publicly available. Bureau Veritas has provided limited independent assurance for the sustainability information contained within this Annual Report and Form 20-F. Assurance is in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 Assurance Engagements on Greenhouse Gas (GHG) Statements.

Sustainability strategy
We assess the relevance of our material focus areas through continuous dialogue with our stakeholders and horizon-scanning for developments. Since 2021, our nine priority focus areas have been grouped under three interconnected strategic priority pillars:

Access to healthcare	Environmental protection	Ethics and transparency
Equitable access	Ambition Zero Carbon	Ethical business culture
Affordability and pricing	Product sustainability	Inclusion and diversity
Health system resilience	Natural resources	Workforce safety and health

For more information, see:

Our Sustainability Report on www.astrazeneca.com/sustainability/resources.html.

The letter of assurance in the Annual Sustainability Report section on www.astrazeneca.com/sustainability/resources.html.

Board Sustainability Committee Report on page 93.

Sustainability supplementary information on page 230.

46 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

As we expand the geographies where our rare disease medicines are available, we continue to build relationships with patient communities early in our development programmes to better understand their needs. We focus on: increasing clinical trial diversity; developing improved data collection processes to enhance our understanding of how rare diseases affect specific patient populations; improving access to diagnostic tools; and supporting efforts to improve the experience of those participating in our clinical trials. We also supply medicines for rare diseases through patient support and access programmes. Improving access to digital solutions Through our A.Catalyst Network innovative partnerships, we are harnessing the latest technologies to improve patient outcomes, make healthcare more accessible and personalised, and drive efficiencies in health systems. As participants in EDISON Alliance’s One Billion Lives Challenge, we aim to screen five million patients for lung cancer risk by 2025, using AI-based technology in collaboration with Qure.ai. Affordability and pricing We are committed to addressing barriers to access and affordability. Industry, policymakers and payers need to work together to identify solutions. Through collaborations, partnerships and stakeholder coalitions, we are working to ensure essential and innovative medicines become more widely available. Health system resilience Sustainable healthcare for all requires stronger health systems to deliver an infrastructure designed to be resilient, inclusive and responsive to the needs of the population it serves. We are investing in ground-breaking global collaborations, driving multisectoral policy and action, empowering local partnerships and fast-tracking innovation to expand access to higher quality healthcare. Partnership for Health System Sustainability and Resilience (PHSSR) The PHSSR is a non-profit, multisector, global collaboration with a unified goal of building more sustainable and resilient health systems, active in more than 30 countries. PHSSR has commissioned over 20 research reports to date, providing independent, evidence-based recommendations to strengthen health systems and facilitate cross-border best-practice sharing, working with national experts with first-hand experience. In 2023, PHSSR published its second Summary Report with insights from 18 countries, and launched research on seven new Asia-Pacific countries. PHSSR also established an EU expert advisory group, to support EU policymakers in improving policies on prevention and early detection of NCDs. By fostering joint learning and action through high-level stakeholder engagement at over Access to healthcare BV We want to secure a future where all people have access to affordable, sustainable and innovative healthcare, throughout the patient care pathway, from prevention, early detection and diagnosis, to the effective treatment of disease. We are working to remove barriers, deliver innovative medicines and strengthen health system infrastructure and resilience through global and local partnerships, across all our focus areas. Achievements in 2023 > We reached more than 66 million people (cumulatively) through access to healthcare programmes. > Healthy Heart Africa trained more than 11,300 healthcare workers (cumulatively) and conducted more than 47 million screenings (cumulatively) for elevated blood pressure. > Young Health Programme directly reached more than 15 million young people (cumulatively) and trained over 580,000 as Peer Educators since launch in 2010 in more than 40 countries. > We reached more than 13 million people (cumulatively) through our patient access programmes, enabling sustainable access to AstraZeneca medicines in around 25 countries, most of which were low- and middle-income countries. Equitable access Your health should not be determined by who you are, where you live or where you were born. We are working to remove barriers to healthcare and give everyone the chance to be as healthy as possible. Diversity in clinical trials We are committed to designing clinical programmes with equity at the forefront, from idea inception to patient care. Our approach is patient-centric, data-driven and science-led. We are improving the diversity of clinical trial participants with strong data foundations, tools and standards for aligning and tracking progress, and external partnerships. We work with industry groups, regulatory agencies, and local community groups to shape clinical trial diversity policies for the future, while delivering for patients today. Rare diseases More than 10,000 rare diseases are estimated to exist today, but fewer than 10% have approved treatment options. Rare disease community members face many unique challenges in pursuing equitable access to healthcare, such as significant delays in diagnosis, greater chances of hospitalisation from preventable conditions, scheduling and travelling to appointments, and accessing available treatments. We believe people with rare diseases deserve the same attention and investment to find and access therapies as anyone else. 40 global, regional and national platforms, the PHSSR catalysed efforts to strengthen health systems around the world. Healthy Heart Africa programme Our Healthy Heart Africa programme is committed to reducing hypertension and the burden of cardiovascular disease, aiming to reach 10 million people with elevated blood pressure across Africa by 2025. We work with local and global partners to raise awareness and offer training, screening and reduced cost treatment, where applicable. In 2023, the programme launched in eight of 10 planned grant countries, in addition to the existing nine countries of operation. Young Health Programme The multi award-winning Young Health Programme (YHP) aims to empower young people to make more informed choices about their health and catalyse a global, youth-led advocacy movement, supported by community programmes and research. It helps to develop young leaders and is focused on vulnerable and under-resourced communities in 40 countries. Through partnerships with more than 60 non-profit partners around the world including UNICEF, the YHP promotes health literacy and policy action. In 2023, the YHP won the Better Society Award for Partnership with an International Charity together with UNICEF. Community investment Community investment at AstraZeneca is built upon the principles of equity, transparency and partnership, working together to build healthy and resilient communities. In 2023, we contributed $115.4 million in financial and non-financial donations, (including product donations), to more than 810 non-profit partners across 76 countries. We also donated $4.7 billion (2022: $3.1 billion) of medicines through patient assistance programmes around the world, the largest of which is our AZ&Me Prescription Savings Program in the US. Product donation programmes In 2023, we gave $7.5 million (2022: $12.1 million) in product donations for disaster, humanitarian relief and public health need. We are committed to working with all health system stakeholders to enable the supply of medicine to patients and to support the resilience and recovery of healthcare facilities in vulnerable communities. For more information, see: Pricing and value of our medicines on page 39. Rare Disease from page 28. Qure.ai case study on page 19. AstraZeneca Annual Report & Form 20-F Information 2023 47 Strategic Report Corporate Governance Financial Statements Additional Information Business Review / People and Sustainability

Longer-term targets: > 50% reduction in total Scope 3 GHG emissions by 2030 and 90% reduction by 2045, from 2019 baseline. > Carbon negative for all residual emissions from 2030 and science-based net zero by 2045. > Transition to next-generation respiratory inhalers with near-zero climate impact propellant across our portfolio by 2030. > Plant and maintain 200 million trees by 2030, through our global AZ Forest initiative. Our goal of becoming carbon negative across our value chain from 2030 recognises that total emissions from value chain partners are significantly larger than from our own direct operations. We are embedding net-zero assessments into our existing and future product portfolios, engaging our suppliers to reduce their direct emissions through to 2030 and identifying carbon removal options. Product sustainability People and the planet will benefit from those medicines that have the smallest possible environmental impact, yet maintain the highest efficacy and safety standards. As technologies and healthcare systems evolve, so should solutions to reduce the use of energy, water and material, as well as waste and pollution generated from designing, manufacturing and delivering medicines to patients. We are using a data-driven approach through our Life Cycle Assessment (LCA) and Product Sustainability Index programmes to address the largest contributor to our Scope 3 emissions: our product value chains. In 2023, we continued to focus on the next-generation propellant transition for pMDI products in our respiratory portfolio. The new propellant HFO-1234ze(E) has up to 99.9% lower GWP than propellants currently used in respiratory medicines. As essential, life-saving medicines for millions of respiratory patients globally, they are strategically important to our business and a key product-related element of Ambition Zero Carbon. In 2023, project milestones achieved included further Phase III investment decisions, a harmonised, global development programme, readouts of pivotal studies and initiation of key registration studies. As part of our commitment to drive thought leadership and innovation to manage pharmaceuticals in the environment, we lead the Innovative Health Initiative PREMIER project, a partnership between the European Commission and the EFPIA. We are developing tools to identify potential environmental risks of APIs and make data more accessible to all stakeholders. In 2023, PREMIER published an evidence-led prioritisation of environmental data generation, aiming to reduce reliance on fish studies. Natural resources The conservation and sustainable use of natural resources and the protection and restoration of ecosystems are vital for a healthy future and to tackle the environmental drivers of disease. We are investing in nature to benefit planetary and societal health, while working towards sustainable resource use, water security and halting and reversing biodiversity loss. Our targets aim to decouple water use and waste generation from business growth and to minimise environmental impacts from our supply chain and operations, supported by efficiency projects, collaboration with suppliers on responsible sourcing, designing out waste and pollution, and landscape restoration targets via AZ Forest. Circular economy Adopting circular business approaches and implementing efficient processes to develop and produce our medicines are key to reducing natural resources used in our value chains. We are leveraging our experience with Lean manufacturing and embedding best practices, working with organisations such as My Green Lab. In 2023, we introduced a new internal Site Waste Circularity Rate metric to drive improvements through increased recycling and the external reuse or repurposing of waste materials across all our sites. Water stewardship We continue to work with key stakeholders, including our ongoing collaboration with the World Wide Fund for Nature Sweden. Starting in 2024, we will invest $5 million per year to fund nature restoration and water stewardship projects in the communities where we operate. AZ Forest In 2023, we announced an increase in our investment to $400 million in our global AZ Forest programme, to plant 200 million trees by 2030 and ensure their long-term survival. This includes new or expanded projects in Brazil, India, Vietnam, Ghana, Rwanda and Kenya, which will contribute to our climate action, promote the restoration of biodiversity and natural habitats, and build community resilience. The programme is expected to restore more than 100,000 hectares worldwide, positively impacting an estimated 80,000 livelihoods and local communities. We are led by guiding principles that provide a baseline for project design and a consistent approach that follows the science. We do not purchase land for reforestation or own the trees, but have the rights to carbon certificates generated by some projects. In 2023, we planted over nine million trees using locally-appropriate species. Sustainability continued BV Environmental protection BV A healthy environment is critical for human health and health system resilience, already impacted by climate change and the degradation of ecosystems. Science-led climate action and investments in nature and biodiversity are vital to improving health outcomes and proactively managing our environmental impact. Through our Natural Resource Efficiency Fund, we have invested approximately $175 million in environmental efficiency innovations since 2015. This, together with other central capital investments, has seen a further $36.6 million spent in 2023, including 72 new projects. Achievements in 2023 > 67.6% reduction in Scope 1 and 2 GHG emissions since 2015. > 17.5% reduction in energy consumption since 2015. > 19.9 million trees planted by AZ Forest since 2020. > 19.5% reduction in water usage and 13.2% reduction in our waste since 2015. > 99% safe API discharges for AstraZeneca sites and 94% safe API discharges for globally managed first-tier supplier sites. > 97.6% of paper-based product packaging materials used in 2022 (data collated in 2023) confirmed as supplied from sustainable sources. Ambition Zero Carbon Approximately 5% of global GHG emissions come from the healthcare sector. We are accelerating the delivery of net-zero healthcare and our own progress towards net zero, as one of the first companies to have our Scope 1, 2 and 3 targets verified under the Science-Based Targets initiative Net-Zero Corporate Standard. Near-term targets: > 98% absolute reduction in Scope 1 and 2 GHG emissions by 2026 from 2015 baseline, maximising transition to electric vehicles in our road fleet (EV100) by end of 2025 and using 100% renewable energy (RE100) for electricity and heat by end of 2025. > Reduce energy consumption by 10% and double energy productivity (EP100) from 2015 to 2025. > Launch first next-generation respiratory inhalers with near-zero climate impact propellant from 2025. > 95% of our suppliers by spend covering purchased goods and services and capital goods, and 50% of our suppliers by spend covering upstream transportation and distribution and business travel, will have science-based targets (SBTs) by 2025. People and Sustainability Business Review continued 48 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

The Code includes high-level Global Policies complemented by Global Standards. We also have additional global, local and functional requirements to support employees in their daily work. The Code asks employees to report possible violations and provides information on how to do so, including via the AZ Ethics helpline or website. AZ Ethics is also available to third parties. Reports can be made anonymously where desired and permitted by local law. Anyone who raises a potential breach in good faith is fully supported by management; retaliation is not tolerated. The majority of cases come to our attention through self-reporting to line managers or local Human Resources, Legal or Compliance. In 2023, 470 reports of alleged compliance breaches or other ethical concerns were made through AZ Ethics, including anonymous reports that could be considered whistleblowing (2022: 490). A Finance Code complements the Code and applies to the CFO, the Group’s principal accounting officers (including key finance staff in all overseas subsidiaries) and all managers in the Finance function. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based, and the robustness of the relevant controls and processes. Ethics and transparency BV We seek to create positive societal impact and embed ethical behaviour in all our business activities, markets and value chain. We promote ethical, transparent and inclusive policies internally as well as with our partners and suppliers. It is important that we create value beyond the impact our medicines have on patients. We need to ensure that we retain and increase trust across all our stakeholder groups in order to continue delivering life-changing medicines to patients. Achievements in 2023 > 50.1% of senior middle management roles are held by women. > We have 10 countries with supplier diversity programmes outside the US. > 83% of employee survey respondents feel they can speak their mind at work. Code of Ethics We are committed to high ethical standards. Our Code of Ethics (the Code) embodies our Values, expected behaviours, principles and policies. It applies to all Executive and Non-Executive Directors, officers, employees and contract staff of our worldwide Group. The Code empowers employees to make decisions in the best interests of the Group, the communities in which we work and the people we serve. It focuses on why our commitments matter and is at the core of our Compliance Programme. It has been translated into approximately 40 languages and guides employees on how to make the best choices and act in a consistent, responsible way. Our mandatory training reminds employees of our commitments. In 2023, 100% of active employees completed annual training on the Code. Non-Financial and Sustainability Information Statement Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, and amended by The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022, AstraZeneca is required to include, in its Strategic Report, a non‑financial and sustainability statement containing certain information. As required by these sections, the Strategic Report contains our Climate-related Financial Disclosures (as defined in section 414CB(2A) – see pages 51 to 53), as well as information on the following matters, which include references to our relevant policies, due diligence processes and information on how we are performing against various measures in these areas: > Anti-bribery and anti-corruption, see page 39 > Code of Ethics, see page 49 > Access to healthcare, see page 47 > Environmental protection, see page 48 > People, see page 44 > Human rights, see page 45. In relation to the areas listed above, information on the Group’s Principal Risks is included in Risk Overview (see from page 54) and information on the non‑financial key performance indicators relevant to our business is included in Key Performance Indicators (see from page 12). A description of our business model is contained in Business Model and Life-cycle of a medicine (see from page 10). For more information, see: Our Sustainability Report on www.astrazeneca.com/ sustainability/resources.html. Our Code, Global Policies and Position Statements on our website, www.astrazeneca.com/ sustainability/resources.html. Champions of inclusion and diversity, and Workforce safety and health, on page 45. My Green Lab case study on page 37. Ethical use of AI Our Enterprise AI Governance team aims to ensure that AstraZeneca can maximise the benefits of AI technologies in a safe, responsible and ethical way. Business Review / People and Sustainability Strategic Report Corporate Governance Financial Statements Additional Information AstraZeneca Annual Report & Form 20-F Information 2023 49

EU Taxonomy Disclosure

Assessment

The EU Taxonomy (Regulation (EU) 2020/852) and associated Delegated Acts represent an evolving reporting framework. The EU Taxonomy (Taxonomy) is a classification system for sustainable economic activities. An economic activity is Taxonomy-eligible if it is described in the Taxonomy Delegated Acts. An economic activity is Taxonomy-aligned if it makes a substantial contribution to one or more of the specified environmental objectives, meets specified Do-No-Significant-Harm criteria, and is carried out in compliance with specified minimum social safeguards. In 2023, the EU adopted the new Environmental Delegated Act, which includes pharmaceutical activities.

Information prepared under this disclosure is consistent with our Consolidated Financial Statements for the year ended 31 December 2023, and comparatives, prepared under the basis of preparation detailed in our Group Accounting Policies on page 152.

Capital expenditure (Capex) was assessed for Taxonomy-eligibility on a project basis. Operating expenditures (Opex) were assessed for Taxonomy-eligibility based on the nature of expense. Taxonomy-alignment assessments were conducted on an activity level, based on our Global Standards and Policies. No activity was assessed as fully Taxonomy-aligned in 2023. Double-counting was avoided by reconciliation to underlying financial records.

Interpretation of the EU Taxonomy is required and company-specific assumptions are required to fulfil the reporting requirements. Since no activity was assessed as fully Taxonomy-aligned, we have set out our required disclosures in a simplified format below as the prescribed table formats relating to alignment disclosures are not applicable.

Revenue

The Taxonomy-eligible Revenue KPI is defined as Taxonomy-eligible Revenue divided by Total Revenue, which corresponds to 'Total Revenue' in our Consolidated Statement of Comprehensive Income as detailed on page 148.

The Group's revenues are wholly derived from the business of pharmaceuticals, which we accordingly consider in total for Taxonomy-eligibility under the activity 'Manufacture of medicinal products'. Consequently, our Taxonomy-eligible Revenue KPI for the year ended 31 December 2023 is 100% (2022: 0%). Last year, our business activity of pharmaceuticals was not covered by the EU Taxonomy.

Capital expenditure

The Taxonomy-eligible Capex KPI is defined as Taxonomy-eligible Capex divided by Total Capex.

> Taxonomy-eligible Capex is capex related to assets or processes associated with Taxonomy-eligible activities. Purchase of intellectual property, marketing and distribution rights over medicinal products is considered in total for Taxonomy-eligibility under the activity 'Manufacture of medicinal products'.

> Total Capex corresponds to the total of the 'Additions through business combinations' and 'Capital expenditure' movement types as detailed in Note 7 – Property, plant and equipment (page 169), the total of the 'Additions – separately acquired' and 'Additions through business combinations' movement types as detailed in Note 8 – Leases Right-of-use assets (page 170), and the total of the 'Additions – separately acquired' and 'Additions through business combinations' movement types as detailed in Note 10 – Intangible assets (page 172).

The Group's Taxonomy-eligible Capex KPI for the year ended 31 December 2023 is 83% (2022: 14%).

Operating expenditure

The Taxonomy-eligible Opex KPI is defined as Taxonomy-eligible Opex divided by Taxonomy-defined Opex.

> The Group's Taxonomy-eligible Opex is expenses related to assets or processes associated with Taxonomy-eligible economic activities. R&D expenses are considered in total for Taxonomy-eligibility under the activity 'Manufacture of medicinal products'.

> The Group's Taxonomy-defined Opex is the total of R&D expenses, and other direct non-capitalised costs that relate to building renovation measures, short-term leases, maintenance and repair, and any other direct expenditures incurred in the day-to-day servicing of assets of Property, plant and equipment.

The Group's Taxonomy-eligible Opex KPI for the year ended 31 December 2023 is 99% (2022: 2%).

Taxonomy eligibility and alignment

	Revenue				Capex				Opex			
	2023		2022		2023		2022		2023		2022	
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Taxonomy-aligned activities												
No activities were assessed as Taxonomy-aligned												
Taxonomy-eligible but not Taxonomy-aligned												
1.2 Manufacture of medicinal products	45,811	100	n/a	n/a		65		n/a		96		n/a
6.5 Transport by motorbikes, passenger cars and light commercial vehicles						4		2		–		–
7.1 Construction of new buildings						6		8		–		–
7.2 Renovation of existing buildings					4,918	2	3,519	2	11,380	–	10,076	–
7.7 Acquisition and ownership of buildings						5		–		3		2
8.1 Data processing, hosting and related activities						1		1		–		–
8.2 Computer programming, consultancy and related activities						–		1		–		–

50 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Strategic Report | Corporate Governance | Financial Statements | Additional Information

Task Force on Climate-related Financial Disclosures Summary Statement BV

Our commitment to climate change

We support the Task Force on Climate-related Financial Disclosures (TCFD) framework. As such, we have made disclosures within the Annual Report consistent with the four TCFD recommendations, the 11 recommended disclosures and all sector guidance, and in compliance with the requirements of Listing Rule 9.8.6R(8) of the UK Financial Conduct Authority (FCA) and in compliance with sections 414CA and 414CB of the Companies Act 2006 and amended by The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022. Pages 51 to 53 set out the required disclosures in more detail and explain where further information can be found – for example methodology and results – including documents outside this Annual Report.

We have applied the TCFD framework since 2020, initially focusing on the most significant risks and opportunities, with plans to include medium- and low-risk areas indicated by section. All our business operations worldwide are in scope unless otherwise stated.

To future-proof our business and build resilience to ensure long-term financial sustainability and the continued supply of medicines to patients, we have screened physical risks from the impacts of climate change across our operations and strategic suppliers. These risks are defined by the cost of interruption and strategic importance, and our assessment includes climate change-related hazards arising under three different scenarios by 2030, 2050 and 2100, including a worst-case scenario (SSP5-RCP 8.5). We prioritised screening results according to business criticality, to identify material sites for deep dive assessments during 2021 and 2023. We also continued to engage with strategic partners with a critical role in patient supply to understand their exposure to climate-related hazards and their resilience to climate change.

For medicines, transition risks and opportunities are screened by using LCA and carbon intensity data. In 2023, we have continued to focus on pMDIs in our respiratory portfolio due to their relative high carbon intensity. We aim to launch our first next-generation pMDI from 2025 and complete the transition to a near-zero Global Warming Potential (GWP) propellant across our portfolio by 2030, as part of our Ambition Zero Carbon strategy to accelerate business decarbonisation while ensuring people can access essential medicines.

Mitigation measures are often already in place to address climate-related risks and opportunities, including transition to a low-carbon economy and net-zero healthcare provision. Physical and transitional climate-related risks are included within a specific risk in the Group's risk landscape 'Failure to meet regulatory or ethical expectations on environmental impact, including climate change'.

For more information, see:

Our 2023 TCFD Statement on our website, www.astrazeneca.com/annualreport2023.

Our CDP response, based on 2023 performance on our approach to climate change, on www.cdp.net/en.

Our Sustainability Report: which describes our overall approach and progress, on our website, www.astrazeneca.com/sustainability/resources.html.

The Risk Supplement on our website, www.astrazeneca.com/annualreport2023.

Our strategy and GHG emissions reduction targets and progress, from page 12, and on pages 43 and 48.

Key

- ● Low risk
- ● Medium risk
- ● High risk
- ● Opportunity

Time horizon for impact

- Short-term: 1-3 years
- Mid-term: 3-7 years
- Long-term: 7-25 years

Climate risk summarised

Risk or opportunity	Time horizon Short/Mid/Long	Potential impact	How it is managed
Physical risks	Medium / Medium / Medium	Disruption to own and third-party supplier sites: > Increased extreme heat events and cooling needs impacting compliance with Good Manufacturing Practice. > Heavy rainfall causing local flooding and/or landslides. > High winds damaging structures. > Lack of a consistent high-quality water supply.	Identified risks are embedded within planning of nature-based or technical mitigations, integrated into site master plans and local business continuity plans. Climate risks are mitigated through supply chain design and product-level business continuity management. Appropriate water management strategies are being established across our manufacturing sites and the broader supply chain.
Transition risks and opportunities	Low / Medium / Opportunity	Some healthcare providers are transitioning to net-zero healthcare systems to meet their own climate targets, which may alter the demand for medicinal products based on their carbon footprint.	SBTs and strategy for net-zero emissions by 2045, including transition to near-zero GWP propellant across our respiratory portfolio from 2025 to 2030.
	Low / Medium / Opportunity	New EU Fluorinated-gas (F-gas) Regulation and per- and polyfluoroalkyl substances (PFAS) restriction proposal presented to the European Chemicals Agency (ECHA) and potential impact on our transition to next-generation, near-zero GWP propellant HFO-1234 ze(E).	We believe the necessary safeguards and sufficient quota will remain available within the forthcoming EU F-gas Regulation to transition our pMDI portfolio safely to next-generation, near-zero GWP propellant by 2030. In response to the ECHA public consultation, we have recommended that HFO-1234 ze(E) should be excluded from the proposed universal ban to ensure patient access to essential life-saving pMDI medicines is maintained.
	Low / Medium / Opportunity	Carbon pricing uncertainty over future environmental taxation and regulation.	Delivery of the Ambition Zero Carbon strategy mitigates exposure to future value chain pricing and taxation.
	Low / Medium / Opportunity	Supply/demand of renewable energy requires higher investment. Changes in geopolitics can lead to loss of access.	Investment of approximately $175 million in our natural resource reduction programme since 2015, including $25.5 million in 2023, and collaborations with key partners to scale renewable energy sources and secure supply chain access.
	Low / Medium / Opportunity	Change in raw material or sourcing costs, as well as costs related to the transition to low-carbon technologies.	Ongoing engagement with strategic supply chain partners on their transition plans to a low-carbon economy and possible impacts on cost.

Task Force on Climate-related Financial Disclosures Summary Statement | AstraZeneca Annual Report & Form 20-F Information 2023 | 51

Task Force on Climate-related Financial Disclosures Summary Statement BV *continued*

Key
- TCFD Statement
- Annual Report
- Sustainability Report

TCFD framework and recommended disclosures	AstraZeneca current status	Links to more information on key developments
Governance		
Describe the Board's oversight of climate-related risks and opportunities.	The Board Sustainability Committee monitors the execution of our sustainability strategy, including climate-related matters. The Board Audit Committee is responsible for overseeing sustainability-related disclosures that are linked to the Company's Financial Statements.	pages 2 to 3 pages 46, 93 and 96 page 6
Describe management's role in assessing and managing climate-related risks and opportunities.	Our CEO's responsibilities to the Board include the development and performance of our climate strategy and related risks and opportunities. Our EVP, Global Operations, IT & Chief Sustainability Officer, is responsible for the overall sustainability strategy and its execution, including Ambition Zero Carbon and alignment of business priorities with climate risks and opportunities. The Ambition Zero Carbon Governance Group is accountable for the delivery of our Ambition Zero Carbon strategy. The TCFD Steering Group coordinates management of physical and transitional climate risks and opportunities.	pages 2 to 3 page 46 pages 6 and 16
Strategy		
Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	Physical risks from climate change primarily relate to disruption or delays to manufacturing and/or distribution, including cold chain logistics, increased insurance premiums, reputational damage, and other resulting consequences – see table on page 51. Transition risks and opportunities are primarily regulatory and market changes, and/or pressure and ability to reduce product carbon footprints and decarbonise our value chain – see table on page 51.	pages 5 to 10 pages 16 to 19
Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	Taking into account climate-related risks and opportunities, we are taking enterprise-wide action to reduce GHG emissions from our global operations and fleet by 98% by 2026 (from a 2015 baseline) with a $1 billion spend budgeted from 2020. We aim to halve our entire value chain footprint (Scope 3) by 2030, on a pathway to achieve a 90% reduction in emissions by 2045 (from a 2019 baseline). In 2023, we increased our investment in nature-based solutions to $400 million through AZ Forest, to mitigate our residual emissions and reach our net-zero SBTs to prepare for a low-carbon economy, and contribute to community and nature resilience with broader co-benefits. Our transition plan to net zero is disclosed in our Sustainability Report as a response to FCA requirement 2021/61 9.8.6F.	pages 5 to 10 pages 16 to 21
Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	We build resilience by addressing the physical and transitional risks and opportunities across the value chain. We have used three different climate-related scenarios (RCP 2.6, 4.5 and 8.5). We are building resilience against a worst-case scenario (RCP 8.5) in our supply chain by investing in mitigation in at-risk sites, supply chain design, and inventory levels, to manage interruption risks. No material business impact from such short-term events is currently foreseen. Value chain decarbonisation, with net-zero targets aligned to a 1.5°C scenario, will secure low-carbon economy resilience and scale opportunities in progressive markets.	pages 1, 4 and 6

52 AstraZeneca Annual Report & Form 20-F Information 2023 Strategic Report

Strategic Report Corporate Governance Financial Statements Additional Information

TCFD framework and recommended disclosures	AstraZeneca current status	Links to more information on key developments
Risk management		
Describe the organisation's processes for identifying and assessing climate-related risks.	Integrated climate assessments inform the enterprise of specific risks and opportunities posed by climate change and/or transition to a low-carbon economy. Each business area is responsible for managing identified climate risks related to its area.	pages 1 to 3 and 5 to 7 pages 54, 55 and 96 pages 16 to 23
Describe the organisation's processes for managing climate-related risks.	We have screened and assessed physical risks from climate change across our operations and strategic suppliers to understand our exposure in the value chain at a product level. Identified risks are addressed in local business continuity plans or by technical mitigations in site master plans. Mid- and long-term financial planning includes required investments. To understand the financial consequences of transition to a low-carbon economy, risks and opportunities are assessed both at enterprise and product levels for examples of medicines where LCA data is available. Our Ambition Zero Carbon strategy is reducing our GHG footprint, mitigating some transition risks, and protecting revenue.	pages 1 to 3 and 5 to 10 pages 48, 54, 55 and 96 pages 16 to 23
Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	Identified risks at corporate level are cascaded throughout the organisation. Business unit management have responsibility for risks in their area. Risks identified at local level are managed locally and escalated to functional and/or enterprise level if significant, in line with our established enterprise risk management framework.	pages 1 to 3 and 5 to 7 pages 54, 55 and 96 pages 16 to 23
Metrics and targets		
Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Scope 1 and 2 GHG emissions are reported in line with World Resources Institute GHG Protocol guidance and disclosed in our Sustainability Report on our website, www.astrazeneca.com/sustainability/resources.html.	page 11 pages 48 and 230 pages 17 to 19 and 32 to 34
Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks.	GHG footprint and progress towards all targets are reported in line with World Resources Institute GHG Protocol guidance and disclosed in our Sustainability Report on our website, www.astrazeneca.com/sustainability/resources.html.	pages 48 and 230 pages 17 to 19 and 32
Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Relevant metrics and KPIs in our Sustainability Report show progress on decarbonisation and reduced exposure to transition risks, as well as showing future opportunities. Achieve 98% absolute reduction in Scope 1 and Scope 2 GHG emissions by 2026 from a 2015 baseline.	pages 1 to 2 page 48 pages 17 to 19 and 32

Task Force on Climate-related Financial Disclosures Summary Statement AstraZeneca Annual Report & Form 20-F Information 2023 53

Sustainability
supplementary information

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

- Positively impacting people, society and the planet see page 5.
- People and Sustainability, Key Performance Indicators, see page 15.
- Bioethics, including Clinical trial transparency, Research use of human biological samples and genomic information, and Animals in research, see page 36.
- Healthcare in low- and middle-income countries, see page 39.
- Responsible sales and marketing, see page 39.
- Anti-bribery and anti-corruption, see page 39.
- Responsible supply chain, see page 40.
- People and Sustainability, see page 43.
- Human rights, see page 45.
- Employee relations, see page 45.
- Workforce safety and health, see page 45.
- Sustainability, including Overview, Our approach to sustainability, Governance, Benchmarking and assurance, and Sustainability strategy, see page 46.
- Access to healthcare, including Equitable access, Affordability and pricing, and Health system resilience, see page 47.
- Environmental protection, including Ambition Zero Carbon, Product sustainability, and Natural resources, see page 48.
- Ethics and transparency, including Code of Ethics, see page 49.
- EU Taxonomy Disclosure, see page 50.
- Task Force on Climate-related Financial Disclosures Summary Statement, see pages 51 to 53. See our full TCFD Statement on our website, www.astrazeneca.com/annualreport2023.
- GHG reporting, see this page.

BV Used throughout this Annual Report to denote the sustainability information listed above, which has been independently assured by Bureau Veritas.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas' scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com/sustainability/resources.html.

For more information, see Environmental protection from page 48.

For more information, see our Sustainability Report on our website, www.astrazeneca.com/sustainability.

GHG reporting BV

We have reported on all of the emission sources required under the Streamlined Energy and Carbon Reporting (SECR). These sources fall within our Consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our Consolidated Financial Statements.

Global GHG emissions data for the period 1 January 2023 to 31 December 2023[1]

	Tonnes CO_2e		
	2023	2022	2021
Emissions from:			
Scope 1: Combustion of fuel and operation of facilities[2,5]	**180,898**	237,703	239,468
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3,5]	**19,940**	18,491	21,135
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3,5]	**183,332**	180,403	189,395
Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	**4.38**	5.78	6.39
Scope 3 Total: Emissions from all 15 GHG Protocol Scope 3 Categories	**6,736,878**	6,167,415	5,925,850
Scope 3 intensity measurement: Scope 3 emissions from all 15 GHG Protocol Scope 3 Categories normalised to million US dollar revenue	**147.06**	139.06	145.41
	MegaWatt hours (MWh)		
Total energy consumption[4,5]	**1,511,334**	1,568,815	1,667,765

1 Regular review of the data is carried out to ensure accuracy, consistency and reflect major business change. This has led to changes in data in previous years. The majority of the adjustments made are not material individually, except for (i) Scope 1: Combustion of fuel and operations facilities, (ii) Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use, (iii) Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue, as a result of a divestment in manufacturing facility, update to using IPCC AR5 Global Warming Potentials (GWPs) from IPCC AR4 GWPs for calculating process, fugitive and solvent emissions and reporting of fuel volume in US & EUCAN to represent business activity. Additionally (iv) Total energy consumption data that has also changed. For (v) most material changes are: Scope 3 Category 1 purchased goods and services (methodology updated to exclude spend based emissions associated with royalty payments); (vi) Scope 3 Category 8 upstream leased assets (methodology updated to calculate GHG emissions in leased office space based on internal benchmark for office space energy consumption from mixed-use space); (vii) Scope 3 Category 11 use of sold products (methodology update to reflect IPCC AR5 GWPs from AR4 GWPs for calculating emissions associated with the patient use of sold inhalation products); and (viii) Scope 3 Category 12 end of life treatment of sold products (methodology updated to reflect GHG emissions accounted for in Scope 3 Category 11 use of sold products and remove double counting of GHG emissions).

2 Included in this section are GHGs from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.

3 GHGs from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring dual reporting using two emissions factors for each site – Market-based and Location-based. Our corporate emissions reporting and targets follow the Market-based approach. We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency, USEPA eGRID, US Green-e and the Association of Issuing Bodies databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

4 The aggregate of: (i) the annual quantity of energy consumed from activities for which the Company is responsible, including the combustion of fuel at a facility or the operation of any facility; and (ii) the annual quantity of energy consumed resulting from the purchase of electricity, heat, steam or cooling by the Company for its own use.

5 Under the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018, the Company needs to disclose what proportion of this figure relates to energy use in the UK and offshore area. For 2023, the proportion of total global energy and emissions originating from AstraZeneca's UK and offshore area footprint were as follows: energy use 295 GWh (20%); Scope 1 site energy and road fleet emissions 28 ktCO_2e (14%); Scope 2 site imported energy emissions using Market-based accounting 0 ktCO_2e (0%) and Scope 2 site imported energy emissions using Location-based accounting 17 ktCO_2e (9%). In the period covered by the report AstraZeneca has installed LED lighting, upgraded chillers, improved controls for heating, ventilation and air conditioning systems, continued improvements for the combined heat and power plant, and maintained ISO 50001 certification at the Macclesfield facility, UK. At the manufacturing site in Liverpool, UK new efficient electric steam boilers have been installed.

230 AstraZeneca Annual Report & Form 20-F Information 2023 Additional Information